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SEC FILE NUMBER
8-67444

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eurekacap Partners Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas, 33rd Floor
(No. and Street)

New York, NY 10105
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Burke Farnell	(212) 308-3962	burke@eurekacappartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale, IL	60108	
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eurekacap Partners Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Burke Farnell, Director

[signature] 2/24/23
Notary Public

Sarah A. Tecla
Notary Public, State of New York
Reg. No. 01TE6444790
Qualified in New York County
Commission Expires December 5, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of EurekaCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EurekaCap Partners, Inc. as of December 31, 2022, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of EurekaCap Partners, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EurekaCap Partners, Inc.'s management. Our responsibility is to express an opinion on EurekaCap Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EurekaCap Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of EurekaCap Partners, Inc.'s financial statements. The supplemental information is the responsibility of EurekaCap Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as EurekaCap Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2023

Eurekacap Partners Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	292,809
Due From Related Entity		366,882
Rent Deposit		6,058
Prepaid Expenses		1,510
Employee Loan		49,298
Total Assets		716,557

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts Payable		10,165
Commissions Payable		1,263
Taxes Payable		17,210
Total Liabilities		28,638
Capital		
Common Stock		100,000
Retained Earnings		587,919
		687,919
Total Liabilities & Stockholders Equity	$	716,557

Eurekacap Partners Inc.
STATEMENT OF INCOME
Year ended December 31, 2022

Fee Income	$	662,128
Interest Income		59
Total Income		662,187
Operating expenses:		
Salaries		467,305
Payroll Taxes		22,614
Finop fees & Audit fees		14,550
Regulatory fees		3,902
Professional Fees		2,940
Rent		23,580
Pension Expense		18,609
Travel & Entertainment		8,868
Medical		41,290
Insurance		2,057
Corporation Taxes		17,942
Telephone		1,103
Office		3,211
Other Expenses		3,053
		631,024
Net income (loss)	$	31,163

See notes to financial statements

Eurekacap Partners Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
Year Ended December 31, 2022

Balance, January 1, 2022	$	656,756
Net income (loss)		31,163
Balance, December 31, 2022	$	687,919

See notes to financial statements

Eurekacap Partners Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

Cash flows from operating activities:		
Net income (loss)	$	31,163
Non Cash Expenses		219
		31,382
Adjustments to reconcile net income to net cash provided by opererating activities:		
Increase in Due From Related Entity		(116,962)
Decrease in Prepaid Assets		2,299
Increase in Commission Payable		1,263
Increase in Accounts Payable		574
Decrease in Taxes Payable		(3,234)
Increase in Employee Loan		(49,298)
Net Cash provided by Operating activities		(133,976)
Net increase in cash during the year		(133,976)
Cash, beginning of year		426,785
Cash, end of year	$	292,809
Supplemental disclosures of cash flow information		
Cash paid during the year for interest		-
Income tax payments		19,938

See notes to financial statements

1. Organization of the Company

Eurekacap Partners, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from the Securities and Exchange Commission Rule 15c3-3 under Footnote 74. The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong)

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees and performance fees from the hedge funds. The fees are paid directly to entities with shared ownership.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Income Tax Positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's

financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners (HK) Limited ("ECP–HK").ECP-HK Is organized in Hong Kong and is a 100 % owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-HK pays all overhead and operational expenses incurred by the Company plus 8.0% of such expenses. Beginning June 1, 2018 , the intercompany agreement was changed to Eureka Capital Partners Pte.Ltd (SG),("ECP-SG"). All terms of the agreement remained the same. During the year ended December 31, 2022, the Company recognized $ 662,128 of revenue from ECP-SG under the terms of this agreement. At December 31, 2022 $ 161,339 was due from ECP-SG. Eurekacap Partners gave ECL a loan of 205,543 in 2022. This amount was the CD that came due in 2022.

On January 14, 2022, Eurekacap Partners gave Burke Farnell (Director) a loan of 74,000 as an advance on future commission. Burke Farnell paid back 24,702 in 2022.

5. Revenue Recognition

Under the terms and conditions as disclosed in Note 4 the company performs certain services for its parent and recognizes fees for those services when the company determines reasonable assurance of their collectability. The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2022, the Company's net capital of 264,171 was $ 259,171 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 10.84 %.

7. Reserve Requirement and Information Relating to the Possession or Control Requirements for Broker-Dealers

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Footnote 74. Therefore, the company is not required to compute 15c3-3 Reserve Requirements, or subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

9. Capital Stock

The company has authorized the issue of 1,500 shares of no par value common stock. All shares are issued and outstanding Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

10. Retirement Plan

The company has a simple IRA plan. All employees are eligible to enter the plan. The company matches the employee contribution. Contributed to the retirement plan for the year in the amount of $ 18,609.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2022 and the date of the audit report, which is the date the financial statements were available to be issued . There were no subsequent events requiring disclosure and or adjustments .

12. Commitments & Contingencies

The firm had no commitments and contingencies as of the date of this report.

Eurekacap Partners Inc.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2022
Schedule I

Capital		
Stockholders Equity	$	687,919
Non Allowable Assets		(423,748)
Net capital	$	264,171
Aggregate indebtedness	$	28,638
Computation of basic net capital requirement		
Minimum net capital required	$	1,910
Minimum dollar net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	259,171
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	258,171
Percentage of aggregate indebtedness to net capital		10.84

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

See report of independent registered public accounting firm

Eurekacap Partners Inc.

Supplemental Information

For the year ended December 31, 2022

Schedule ll
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2022

See report of independent registered public accounting firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of EurekaCap Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which EurekaCap Partners, Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because EurekaCap Partners, Inc. limits its business activities exclusively to referring business to other broker dealers, and EurekaCap Partners, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to EurekaCap Partners, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. EurekaCap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about EurekaCap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2023

Eurekacap Partners Inc.

Exemption Report

Eurekacap Partners Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is registered with FINRA as a Broker Dealer and is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A6 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has represented that it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Its business activities are, and will remain, limited to referring business to other broker dealers.

(2) The Company is not claiming an exemption, based on the statement above, throughout the most recent fiscal year without exception.

Eurekacap Partners Inc.

I, Burke Farnell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Burke Farnell
Director

Dated: February 13, 2023

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of EurekaCap Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by EurekaCap Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating EurekaCap Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. EurekaCap Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on EurekaCap Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of EurekaCap Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67444
Eurekacap Partners Inc
1345 Ave of the Americas 33rd Fl
New York, NY 10105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Martin Pollock 917 282 4703

2. A.	General Assessment (item 2e from page 2)	$993.19
B.	Less payment made with SIPC-6 filed (exclude interest) 11/01/2022 Date Paid	(514.51)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	478.68
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$478.68

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eurekacap Partners Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18 day of January, 20 23.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$662,128
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______________________________	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	Burke Farnell
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$662,128
2e. General Assessment @ .0015	$993.19
	(to page 1, line 2.A.)